

Mail Stop 3561

September 10, 2015

George L. Holm
Chief Executive Officer
Performance Food Group, Inc.
12500 West Creek Parkway
Richmond, Virginia 23238

> **Re:** **Performance Food Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 31, 2015**
> **File No. 333-198654**

Dear Mr. Holm:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 64

1. Given that estimating the fair value of shares underlying stock options can be highly complex and subjective, please tell us your consideration of disclosing that estimates to determine share-based compensation are critical accounting estimates.  In any event, in regard to stock options granted during the past year, please:

   - disclose whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid");

- if the valuation was not performed by an unrelated valuation specialist, please explain the reasons why management chose not to obtain one;

- disclose (a) the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted, (b) the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance, (c) describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock between each grant date, and (d) explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range.

Notes to Consolidated Financial Statements

Note 7.  Debt

Capital and Finance Lease Obligations, page F-22

2. We note that the aggregate present value of minimum lease payments under non-cancellable capital and finance lease obligations does not agree to the outstanding balance of capital and finance lease obligations disclosed in the table on page F-19. Please revise or advise.

Note 9.  Derivatives and Hedging Activities

Tabular Disclosure of the Effect of Derivative Instruments …, page F-26

3. Please tell us why the amounts of losses recognized in OCI on derivatives, including tax effects, for each fiscal year do not agree to the disclosures in the consolidated statements of comprehensive income.

Note 11.  Fair Value of Financial Instruments, page F-27

4. Please also disclose the carrying value of long-term debt in accordance with ASC 825-10-50-11.

Note 15.  Commitments and Contingencies

Litigation, page F-32

5. We note your disclosure that although the outcomes of the matters discussed are not determinable at this time, in the Company's opinion, any liability that might be incurred by it upon the resolution of the claims and lawsuits is not expected,

individually or in the aggregate, to have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows. We also note that you accrued losses of $5.1 million during fiscal 2015 related to potential settlements of labor and employment class action suits and that there are other suits and labor and employment class action suits that have not been settled or resolved. In light of these settlements, please explain to us why you don't believe any liability that might be incurred upon the resolution of the outstanding claims and lawsuits is not expected, individually or in the aggregate, to have a material adverse effect on your consolidated financial condition, results of operations, or cash flows. In addition, please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss or stating that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 5.

## Note 18. Stock Compensation, page F-36

6. Please tell us what consideration you gave to disclosing the intrinsic value of stock options exercised in accordance with ASC 718-10-50-2.

7. Please provide us the following information regarding your modification of the performance-vesting options, please tell us:

   - the fair value of the awards immediately before the modification and the fair value of the awards immediately after the modification and the methods and assumptions used to determine such fair values;
   - the amount of incremental compensation as a result of the modification, and how you are accounting for the incremental compensation; and
   - what consideration you gave to disclosing the impact of the modification, or lack thereof, on your financial statements.

8. Please tell us what consideration you gave to disclosing the terms of options subject to performance and market conditions and the method used for measuring compensation costs for such options. Please refer to the disclosure requirements of ASC 718-10-50-1 and 2.

## 20. Subsequent Events, page F-40

9. Please tell us what consideration you gave to disclosing the adoption of the of the 2015 Omnibus Incentive Plan by the board of directors and an estimate of the financial effect   Please refer to ASC 810-10-50-2.

George L. Holm
Performance Food Group, Inc.
September 10, 2015
Page 4

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products